Exhibit 99.1

Gauzy to Unveil Next Generation AI-Powered Advanced Driver Assistance System (ADAS) for Commercial Trucks at IAA TRANSPORTATION 2024

Ford Trucks amongst first OEMs to select Gauzy’s newest cutting-edge ADAS, Smart-Vision® camera monitor system (CMS)

Replaces traditional mirrors with high-definition cameras and displays to improve road safety and reduce fuel consumption

Programmed to send drivers real-time alerts, helping mitigate risk of causing accidents or encountering other roadway hazards

TEL AVIV and NEW YORK – September 16, 2024 – Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in light and vision control solutions, today announced that it will be unveiling the first generation of its AI-powered advanced driver assistance system (ADAS) exclusively for commercial trucks at IAA TRANSPORTATION 2024, which takes place from September 17 – 22, 2024 at the Deutsche Messe AG venue in Hannover, Germany. Gauzy’s ADAS for commercial trucks, which Ford Trucks has chosen to integrate into select vehicles, will allow the Company to generate additional revenue from its Safety-Tech division by capitalizing on the strong and growing demand for its innovative Smart-Vision® camera monitor system (CMS) that improves safety and fleet efficiency and reduces fuel consumption in the global commercial trucking industry, valued at more than $2.2 trillion.

Gauzy’s Smart-Vision® CMS enables commercial truck operators to have increased visibility of the road from multiple vantage points by eliminating blind spots; it also is programmed to send drivers real-time notifications to enable them to make smarter and safer decisions. The system, which seamlessly integrates with any commercial truck model or trailer, replaces rear-, front- and side-view mirrors with high-quality interior displays and high-definition cameras affixed to the exterior of commercial trucks, providing drivers with a wider, less restricted view of their surroundings for easier maneuvering and higher accuracy when backing up and parking.

Utilizing artificial intelligence, Gauzy’s Smart-Vision® system offers advanced features unprecedented in the market with its self-learning and predictive capabilities. Adaptive maneuver lines are shown on the system’s display while a commercial truck is in motion and also during trailer calibration so that drivers are able to clearly see the space left between the trailer and an obstacle. This feature helps addresses depth perception constraints that are inherently restrictive in mirrors. Additionally, the system is equipped to protect vulnerable road users (VRU) by accurately detecting a range of road obstructions, such as a pedestrian or cyclist in the road. The end result is a cutting-edge system that has proven to reduce accidents and make roadways safer around the world, enhance fleet performance with automated procedures, and lower the amount of CO2 emitted.

“Gauzy has an unprecedented record of studying, researching and delivering innovative solutions that improve driver safety and reduce the potential for on-road accidents,” stated Eyal Peso, Co-Founder and CEO of Gauzy. “Nothing like our ADAS currently exists in the market, which is why world-renowned manufacturers like Ford Trucks have chosen to outfit their commercial trucks with it and why it is currently being utilized in public buses and coaches in more than 80 cities worldwide. Expanding into the massive global commercial trucking industry presents a significant new revenue opportunity, especially as more and more countries mandate ADAS, like ours, in commercial vehicles and OEMs continue to invest multi-billion-dollars annually to enhance the safety of their fleets.”

Unlike other ADAS currently available, Gauzy’s is the first to offer backward panning functionality while a commercial truck is in reverse. What’s more, an extra panning option is available to provide drivers with a direct line of sight behind a vehicle while turning, which eliminates blind spots and offers a solution to what has historically been a major source of accidents in the trucking industry. When a driver shifts into reverse gear, the CMS’ maneuver mode is activated, signaling for a camera with zoom capabilities to be displayed on one of the interior screens that shows the driver exactly where the trailer is positioned and where it ends. All of these features lead to easier, stress-free and faster maneuverability and added peace of mind for drivers.

Moreover, Gauzy’s ADAS comes equipped with collision avoidance/detection technology and blind spot information systems (BSIS), a UN regulation standard, that leverages artificial intelligence to diminish the risk of accidents. The system is programmed to send time real-time audio and visual alerts to drivers of any potential hazards – i.e., other vehicles, pedestrians, cyclists, objects or obstructions – directly in front of them, on their side or in their blind spots. As a result, the Smart-Vision® CMS helps solve for one of the most dangerous pain points associated with operating a commercial truck: the limited visibility drivers have into what’s happening around them, especially when taking turns or operating in reverse.

Surveillance mode is another differentiator of the Gauzy Smart-Vision® CMS, providing trucking operators with an added measure of security by enabling them to monitor their trucks from a distance. The system has the capability to record suspicious activity and send notifications directly to drivers’ mobile devices anytime a camera depicts movement around the vehicle, helping mitigate the risk of theft and vandalism. This feature allows drivers to feel more comfortable spending time away from their vehicles, especially when transporting expensive and/or valuable merchandise across cities, states and countries.

Peso added, “We look forward to formally launching our ADAS for commercial trucks at IAA TRANSPORTATION 2024, demonstrating how it works and the many benefits it provides fleets and operators. We believe that the value this technology offers OEMs is truly game-changing in terms of functionality, while also enabling them to be trendsetters in making our roadways safer, lowering their carbon footprint and reducing maintenance costs for their end-users.”

Gauzy’s ADAS for commercial trucks passes strict homologations and certifications for safety and cybersecurity addressing market demands and industry tailwinds. The CMS meets several safety regulations including R46, and stringent cybersecurity Automotive Spice standards set by OEMs, including UN-R155 and UN-R156.

Those attending IAA TRANSPORTATION 2024 can visit Gauzy’s booth – Booth F58, Hall 21 – to see the Company’s ADAS for commercial trucks in action.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfopretable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its expected revenue growth for cockpit shading through the end of 2024 as well as expected aggregated revenue over ten years. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

IR and Media Contact Info

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com

3